Exhibit 11.1

PINNACLE ENTERTAINMENT INC.

COMPUTATION OF PER SHARE EARNINGS

	For the three months ended December 31,
	Basic			Diluted (a)
	2002	2001	2000	2002	2001	2000
	(in thousands, except per share data – unaudited)
Average number of common shares outstanding	25,929	25,444	26,421	25,929	25,444	26,421
Average common shares due to assumed conversion of stock options	0	0	0	0	79	1,085

Total shares	25,929	25,444	26,421	25,929	25,523	27,506

Net (loss) income	($6,693)	($22,244)	($6,141)	($6,693)	($22,244)	($6,141)

Net (loss) income per share	($0.26)	($0.87)	($0.23)	($0.26)	($0.87)	($0.22)

	For the twelve months ended December 31,
	Basic			Diluted (a)
	2002	2001	2000	2002	2001	2000
	(in thousands, except per share data – unaudited)
Average number of common shares outstanding	25,773	25,814	26,335	25,773	25,814	26,335
Average common shares due to assumed conversion of stock options	0	0	0	158	104	1,121

Total shares	25,773	25,814	26,335	25,931	25,918	27,456

Net (loss) income before extraordinary item	($12,925)	($28,649)	$79,492	($12,925)	($28,649)	$79,492
Cumulative effect of change in accounting principle, net of income tax	56,704	0	0	56,704	0	0
Extraordinary item, net of income tax	0	0	2,653	0	0	2,653

Net (loss) income after extraordinary item	($69,629)	($28,649)	$76,839	($69,629)	($28,649)	$76,839

Net (loss) income before extraordinary item per share	($0.50)	($1.11)	$3.02	($0.50)	($1.11)	$2.90
Cumulative effect of change in accounting principle, net of income tax	(2.20)	0.00	0.00	(2.19)	0.00	0.00
Extraordinary item per share, net of income taxes	0.00	0.00	(0.10)	0.00	0.00	(0.10)

Net (loss) income after extraordinary item per share	($2.70)	($1.11)	$2.92	($2.69)	($1.11)	$2.80

(a)	When the computed diluted values are anti-dilutive, the basic per share values are presented on the face of the consolidated statements of operations.